December 8, 2010

Mr. Andrew Davidson Davidson
Investment Advisors Davidson Building 8
Third Street North Great Falls, MT 59401

Dear Mr. Davidson:

We have been engaged to conduct a verification of the firm’s compliance with the Global Investment Performance Standards (GIPS®) for the period beginning January 1, 1992. Verification is the review of an investment management firm’s performance measurement processes and procedures by an independent third-party verifier.

With regard to the use of our firm name, we grant permission to identify Ashland Partners & Company, LLP as the independent third-party verifier for Davidson Investment Advisors.

Please feel free to call our Director of Client Relations, Steve Sobhi, at 541-857-8800 with any follow up questions regarding this matter.

Sincerely,

Ashland Partners & Company, LLP

 GIPS® Verification & Compliance Consultation